99.1           Receipt of Hilario Sosa to acquire the Leomary Gold Claim

Law Offices of
Lic. Virgilio Santana Ripoll & Associates
Antera Mota 87, Esq. Dr. Zafra, Edif. Abreu, Suite A 2nd Level, Puerto Plata, Dominican Republic
Email: getup84@hotmail.com Telephone: (809) 970-2353 Mobil (809) 223-2353

Receipt

I, Hilario Santos Sosa, Dominican, of legal age, single, Geologist, bearer of Id Card No. 037-0061147-2 with professional domicile in the city of Puerto Plata, acting as President of OROPLATA RESOURCES, CERTIFY THAT: I have received from Mr. Virgilio Santana Ripoll, Dominican, of legal age, Lawyer, Married, bearer of Id card number 037-0030969-7 who is acting in representation of OROPLATA RESOURCES, the amount of THIRTEEN THOUSAND AMERICAN DOLLARS (USD $ 13,000), for the following purposes: to use his expertise in obtaining a metallic concession in the mining sector of the Dominican Republic.  This payment includes:

1.
SELECTION OF CONCESSION AREA: The area is located within the Hispaniola Gold Copper Arc with gold/silver/copper showings in the surrounding area; make pertinent studies and evaluations for selecting the area.

2.	PREPARATION OF APPLICATION AND BOUNDARY MAPS: Prepare all the documentation required by the Dominican Mining Office (DGM) to register an application for a Metallic Exploration Concession.

3.	REGISTER APPLICATION: Deposit copies of the application at DGM and provide a stamped received copy to the client as proof of claim.

4.	GENERAL FOLLOW-UP AT DGM: Regularly follow the process on the processing of the application at DGM and make any minor corrections and revisions. This process takes about 4-6 months.

Given, received and signed in the city of Puerto Plata, Dominican Republic, at the twentieth (20) day of December Two Thousand Eleven (2011)

s/s Hilario Santos Sosa

HILARIO SANTOS SOSA
GEOLOGIST
Receiver